Exhibit 99.5

TD Bank Group Reports First Quarter 2018 Results Earnings News Release • Three months ended January 31, 2018

This quarterly earnings news release should be read in conjunction with the Bank's unaudited first quarter 2018 Report to Shareholders for the three months ended January 31, 2018, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated February 28, 2018. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

   Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $1.24, compared with $1.32.
•	Adjusted diluted earnings per share were $1.56, compared with $1.33.
•	Reported net income was $2,353 million, compared with $2,533 million.
•	Adjusted net income was $2,946 million, compared with $2,558 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $85 million ($68 million after tax or 4 cents per share), compared with $80 million ($59 million after tax or 3 cents per share) in the first quarter last year.
•	Charges associated with the Scottrade transaction of $73 million ($72 million after tax or 4 cents per share).
•	Net write-down of investments of $48 million and tax charges of $405 million related to U.S. tax reform ($453 million after tax or 24 cents per share).

TORONTO, March 1, 2018 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the first quarter ended January 31, 2018. First quarter reported earnings were $2.4 billion, down 7% primarily due to a one-time impact as a result of U.S. tax reform. Adjusted earnings were $2.9 billion, up 15% compared with the same quarter last year, reflecting growth across all business segments.

"Our businesses continued to deliver good revenue growth this quarter and we further accelerated our innovation agenda by investing in capabilities to make the Bank successful well into the future," said Bharat Masrani, Group President and Chief Executive Officer.

The Bank also announced a dividend increase of seven cents per common share for the quarter ending in April, an increase of 11.7%.

Canadian Retail

Canadian Retail net income was $1,757 million, an increase of 12% compared with the same quarter last year. Revenue growth was 7% reflecting continued loan and deposit volume growth as well as strong client trading levels and net asset accumulation in our wealth business. We continued to make progress extending our legendary service levels into the digital channel, introducing a tool to personalize new account openings and attaining the leading market share in e-transfers.

U.S. Retail

U.S. Retail reported net income was $952 million (US$751 million) and adjusted net income was $1,024 million (US$809 million), an increase of 19% (25% in U.S. dollars) on a reported basis and 28% (35% in U.S. dollars) on an adjusted basis, compared with the first quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, reported net income of $846 million (US$669 million) and adjusted net income of $850 million (US$672 million), an increase of 23% (29% in U.S. dollars) on a reported basis and 23% (30% in U.S. dollars) on an adjusted basis, compared with the first quarter last year. Earnings reflect loan and deposit volume growth, higher margins and a lower corporate income tax rate.

TD Ameritrade contributed $106 million (US$82 million) in reported earnings to the segment and $174 million (US$137 million) in adjusted earnings.

Wholesale Banking

Wholesale Banking net income was $278 million, an increase of 4% compared with the first quarter last year, reflecting revenue growth from corporate lending, partially offset by lower equity underwriting activity. Wholesale Banking continues to invest in client-facing employees to support the global rollout of its U.S. dollar strategy.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.6%, compared to 10.7% last quarter.

Conclusion

"We are pleased with our results this quarter," said Masrani. "All of our businesses are performing well and the operating environment remains favourable. While there are risks on the horizon, if these positive conditions persist, adjusted earnings growth for the full year may exceed our medium-term targets. Looking ahead, we remain focused on operational excellence and delivering legendary customer experiences to help those we serve feel confident about their financial future."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 2.

TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 1

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2017 MD&A") in the Bank's 2017 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail and Wholesale Banking segments under headings "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", and in other statements regarding the Bank's objectives and priorities for 2018 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2017 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 2

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Results of operations
Total revenue	$9,360	$9,270	$9,120
Provision for credit losses[1]	693	578	633
Insurance claims and related expenses	575	615	574
Non-interest expenses	4,846	4,828	4,897
Net income – reported	2,353	2,712	2,533
Net income – adjusted[2]	2,946	2,603	2,558
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$607.1	$612.6	$584.7
Total assets	1,261.3	1,279.0	1,186.9
Total deposits	813.4	832.8	774.5
Total equity	73.2	75.2	73.3
Total Common Equity Tier 1 Capital risk-weighted assets[3]	441.3	435.8	402.2
Financial ratios
Return on common equity – reported	13.2%	15.4%	14.4%
Return on common equity – adjusted[4]	16.6	14.7	14.5
Efficiency ratio – reported	51.8	52.1	53.7
Efficiency ratio – adjusted[2]	50.6	52.3	53.2
Provision for credit losses as a % of net average loans
and acceptances[5]	0.45	0.39	0.42
Common share information – reported (dollars)
Per share earnings
Basic	$1.24	$1.42	$1.32
Diluted	1.24	1.42	1.32
Dividends per share	0.60	0.60	0.55
Book value per share	36.58	37.76	36.25
Closing share price[6]	74.82	73.34	67.41
Shares outstanding (millions)
Average basic	1,841.7	1,845.8	1,855.8
Average diluted	1,846.2	1,849.9	1,860.3
End of period	1,843.7	1,839.6	1,856.4
Market capitalization (billions of Canadian dollars)	$137.9	$134.9	$125.1
Dividend yield[7]	3.3%	3.5%	3.4%
Dividend payout ratio	48.3	42.1	41.6
Price-earnings ratio	13.8	13.3	14.0
Total shareholder return (1 year)[8]	14.9	24.8	31.7
Common share information – adjusted (dollars)[2]
Per share earnings
Basic	$1.56	$1.36	$1.34
Diluted	1.56	1.36	1.33
Dividend payout ratio	38.3%	43.9%	41.2%
Price-earnings ratio	13.0	13.2	13.4
Capital ratios
Common Equity Tier 1 Capital ratio[3]	10.6%	10.7%	10.9%
Tier 1 Capital ratio[3]	12.1	12.3	12.6
Total Capital ratio[3]	14.2	14.9	15.1
Leverage ratio	4.0	3.9	4.0
1	Amounts for the three months ended January 31, 2018 were prepared in accordance with IFRS 9, Financial Instruments (IFRS 9). Prior period comparatives were prepared in accordance with IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and have not been restated. Refer to "How the Bank Reports" section of this document and Note 2 and Note 6 of the Interim Consolidated Financial Statements for further details.
2	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2017, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 72%, 77%, and 81%, respectively. For fiscal 2018, the scalars are 80%, 83%, and 86%. As the Bank is constrained by the Basel I regulatory floor, the RWA as it relates to the regulatory floor is calculated based on the Basel I risk weights which are the same for all capital ratios.
4	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
5	Excludes acquired credit-impaired (ACI) loans and prior to November 1, 2017 certain Debt securities classified as loans (DSCL). DSCL are now reclassified as Debt securities at amortized cost (DSAC) under IFRS 9.
6	Toronto Stock Exchange (TSX) closing market price.
7	Dividend yield is calculated as the annualized dividend per common share paid during the quarter divided by daily average closing stock price during the quarter.
8	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one year period.
TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. Refer to Note 2 of the Interim Consolidated Financial Statements for a summary of the Bank's accounting policies as it relates to IFRS 9. Under IFRS 9, the current period provision for credit losses (PCL) for performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to the Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified losses under IAS 39.

IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amount and the new carrying amount on November 1, 2017 through an adjustment to opening retained earnings. As such, fiscal 2018 results reflect the adoption of IFRS 9, while prior periods reflect results under IAS 39.

U.S. Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Act") which makes broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. Based on the Bank's current assessment of the implications of the U.S. Tax Act, the Bank recorded a one-time net charge to earnings for the three months ended January 31, 2018 of $453 million (US$365 million). This one-time impact has also reduced the Bank's CET1 ratio by approximately 12 basis points (bps).

The lower corporate tax rate had and will have a positive effect on TD's first quarter and future earnings. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Net interest income	$5,430	$5,330	$5,141
Non-interest income	3,930	3,940	3,979
Total revenue	9,360	9,270	9,120
Provision for credit losses	693	578	633
Insurance claims and related expenses	575	615	574
Non-interest expenses	4,846	4,828	4,897
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,246	3,249	3,016
Provision for income taxes	1,040	640	596
Equity in net income of an investment in TD Ameritrade	147	103	113
Net income – reported	2,353	2,712	2,533
Preferred dividends	52	50	48
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,301	$2,662	$2,485
Attributable to:
Common shareholders	$2,283	$2,627	$2,456
Non-controlling interests	18	35	29
TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Operating results – adjusted
Net interest income	$5,430	$5,330	$5,141
Non-interest income[1]	4,019	3,736	3,938
Total revenue	9,449	9,066	9,079
Provision for credit losses	693	578	633
Insurance claims and related expenses	575	615	574
Non-interest expenses[2]	4,778	4,739	4,833
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,403	3,134	3,039
Provision for income taxes	653	669	610
Equity in net income of an investment in TD Ameritrade[3]	196	138	129
Net income – adjusted	2,946	2,603	2,558
Preferred dividends	52	50	48
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	2,894	2,553	2,510
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	18	35	29
Net income available to common shareholders – adjusted	2,876	2,518	2,481
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(85)	(78)	(80)
Charges associated with the Scottrade transaction[5]	(73)	(46)	–
Impact from U.S. tax reform[6]	(48)	–	–
Dilution gain on the Scottrade transaction[7]	–	204	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[8]	–	–	41
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[9]	(17)	(19)	(21)
Charges associated with the Scottrade transaction	(1)	(10)	–
Impact from U.S. tax reform	405	–	–
Dilution gain on the Scottrade transaction	–	–	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	–	7
Total adjustments for items of note	(593)	109	(25)
Net income available to common shareholders – reported	$2,283	$2,627	$2,456
1	Adjusted Non-interest income excludes the following items of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 6 – first quarter 2018 – $(89) million. Dilution gain on Scottrade transaction, as explained in footnote 7 – fourth quarter 2017 – $204 million. Gain on fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8 – first quarter 2017 – $41 million. These amounts were reported in the Corporate segment.
2	Adjusted Non-interest expenses excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – first quarter 2018 – $63 million, fourth quarter 2017 – $63 million, and first quarter 2017 – $64 million; these amounts were reported in the Corporate segment. Charges associated with Scottrade transaction, as explained in footnote 5 – first quarter 2018 – $5 million, fourth quarter 2017 – $26 million; these amounts were reported in the U.S. Retail segment.
3	Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – first quarter 2018 – $22 million, fourth quarter 2017 – $15 million, and first quarter 2017 – $16 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 6 – first quarter 2018 – $(41) million. The earnings impact of both of these items were reported in the Corporate segment. The Bank’s share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. (Scottrade), as explained in footnote 5 – first quarter 2018 – $68 million; fourth quarter 2017 – $20 million. This item was reported in the U.S. Retail segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade. Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include the following: charges associated with the Bank's acquisition of Scottrade Bank in the first quarter 2018 – $5 million ($4 million after tax) and fourth quarter 2017 – $26 million ($16 million after tax) and the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the first quarter 2018 – $68 million after tax and fourth quarter 2017 – $20 million after tax. These amounts are reported in the U.S. Retail segment.
6	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The earnings impact was reported in the Corporate segment.
7	In connection with TD Ameritrade's acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights (together with the Bank's acquisition of Scottrade Bank and TD Ameritrade acquisition of Scottrade, the "Scottrade transaction"). As a result of the share issuances, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million reported in the Corporate segment.
8	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap (CDS) and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.
9	The amount reported in the first quarter of 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 5

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Basic earnings per share – reported	$1.24	$1.42	$1.32
Adjustments for items of note[2]	0.32	(0.06)	0.02
Basic earnings per share – adjusted	$1.56	$1.36	$1.34

Diluted earnings per share – reported	$1.24	$1.42	$1.32
Adjustments for items of note[2]	0.32	(0.06)	0.01
Diluted earnings per share – adjusted	$1.56	$1.36	$1.33
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Average common equity	$68,614	$67,859	$67,697
Net income available to common shareholders – reported	2,283	2,627	2,456
Items of note, net of income taxes[1]	593	(109)	25
Net income available to common shareholders – adjusted	2,876	2,518	2,481
Return on common equity – reported	13.2%	15.4%	14.4%
Return on common equity – adjusted	16.6	14.7	14.5
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2017 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2017. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Upon adoption of IFRS 9, the current period PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified credit losses under IAS 39.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact of the one-time adjustment was reported in the Corporate segment. The lower corporate tax rate had and will have a positive effect on TD's first quarter and future earnings, which are and will be reflected in the results of the affected segments. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations. For the current quarter, the effective tax rate for the U.S. Retail Bank declined in proportion to the reduction in the federal rate and is expected to remain near this level for the balance of 2018. For additional details, refer to "How the Bank Reports" and "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $105 million, compared with $112 million in the first quarter last year and $26 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 6

TABLE 6: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Net interest income	$2,825	$2,773	$2,613
Non-interest income	2,725	2,625	2,590
Total revenue	5,550	5,398	5,203
Provision for credit losses – impaired[1]	237	244	269
Provision for credit losses – performing[2]	33	–	–
Total provision for credit losses[3]	270	244	269
Insurance claims and related expenses	575	615	574
Non-interest expenses	2,311	2,272	2,225
Provision for (recovery of) income taxes	637	603	569
Net income	$1,757	$1,664	$1,566

Selected volumes and ratios
Return on common equity	47.2%	45.7%	43.2%
Net interest margin (including on securitized assets)	2.88	2.86	2.82
Efficiency ratio	41.6	42.1	42.8
Assets under administration (billions of Canadian dollars)	$397	$387	$390
Assets under management (billions of Canadian dollars)	289	283	266
Number of Canadian retail branches	1,129	1,128	1,154
Average number of full-time equivalent staff	38,050	38,222	39,347
1	PCL − impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
2	PCL − performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
3	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail segment was recorded in the Corporate segment.

Quarterly comparison – Q1 2018 vs. Q1 2017

Canadian Retail net income for the quarter was $1,757 million, an increase of $191 million, or 12%, compared with the first quarter last year. The increase in earnings reflects revenue growth, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 47.2%, compared with 43.2% in the first quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,550 million, an increase of $347 million, or 7%, compared with the first quarter last year.

Net interest income increased $212 million, or 8%, reflecting loan and deposit volume growth, and higher margins. Average loan volumes increased $22 billion, or 6%, reflecting 5% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $20 billion, or 7%, reflecting 10% growth in business deposit volumes and 5% growth in personal deposit volumes. Net interest margin was 2.88%, an increase of 6 bps reflecting rising interest rates, partially offset by competitive pricing mainly in the real estate secured lending portfolio.

Non-interest income increased $135 million, or 5%, reflecting wealth asset growth, higher fee-based revenue in the banking and wealth businesses, and changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims. Higher fee based revenue reflects increased consumer spending in the credit card business and higher trading volumes in the direct investing business.

Assets under administration (AUA) were $397 billion as at January 31, 2018, an increase of $7 billion, or 2%, compared with the first quarter last year, reflecting new asset growth and increases in market value, partially offset by the impact of the sale of the Direct Investing business in Europe in the third quarter last year. Assets under management (AUM) were $289 billion as at January 31, 2018, an increase of $23 billion, or 9%, compared with the first quarter last year, reflecting increases in market value.

PCL was $270 million, an increase of $1 million compared with the first quarter last year. PCL – impaired for the quarter was $237 million, a decrease of $32 million, or 12%. PCL – impaired in personal banking was $234 million, a decrease of $24 million, or 9%, primarily a reflection of a change in policy regarding the timing of loss recognition in the indirect auto portfolio, and $3 million in business banking, a decrease of $8 million reflecting strong credit performance this quarter. PCL – performing (previously recorded in the Corporate segment as incurred but not identified credit losses under IAS 39) was $33 million, reflecting the impact of forward-looking macroeconomic assumptions under the expected credit loss methodology, and volume growth. Total PCL as an annualized percentage of credit volume was 0.27% or a decrease of 2 bps, remaining at cyclical lows. Net impaired loans decreased $154 million, or 22%. Net impaired loans as a percentage of total loans was 0.14%, compared with 0.19%, in the first quarter last year.

Insurance claims and related expenses for the quarter were $575 million, an increase of $1 million, compared with the first quarter last year, reflecting higher current year claims and changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable prior years' claims development.

Non-interest expenses for the quarter were $2,311 million, an increase of $86 million, or 4%, compared with the first quarter last year. The increase reflects restructuring costs across a number of businesses, higher employee-related expenses, including revenue-based variable expenses in the wealth business, and business growth, partially offset by the impact of the sale of the Direct Investing business in Europe in the third quarter last year.

The efficiency ratio for the quarter was 41.6%, compared with 42.8% in the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 7

Quarterly comparison – Q1 2018 vs. Q4 2017

Canadian Retail net income for the quarter increased $93 million, or 6%, compared with the prior quarter. The increase in earnings reflects revenue growth and lower insurance claims, partially offset by higher non-interest expenses and increased PCL. The annualized ROE for the quarter was 47.2%, compared with 45.7% in the prior quarter.

Revenue increased $152 million, or 3%, compared with the prior quarter.

Net interest income increased $52 million, or 2%, reflecting loan and deposit volume growth, and higher margins. Average loan volumes increased $6 billion, reflecting 1% growth in personal loan volumes and 2% growth in business loan volumes. Average deposit volumes increased $6 billion, or 2%, reflecting 2% growth in personal deposit volumes, 2% growth in business deposit volumes and 4% growth in wealth deposit volumes. Net interest margin was 2.88%, or an increase of 2 bps, reflecting rising interest rates.

Non-interest income increased $100 million, or 4%, reflecting higher fee-based revenue in the banking and wealth businesses and wealth asset growth.

AUA increased $10 billion, or 3%, and AUM increased $6 billion, or 2%, compared with the prior quarter, reflecting new asset growth and increases in market value.

PCL increased $26 million, or 11%, compared with the prior quarter. PCL – impaired decreased by $7 million, or 3%, in personal banking primarily a reflection of a change in policy regarding the timing of loss recognition in the indirect auto portfolio. PCL – performing (previously recorded in the Corporate segment as incurred but not identified credit losses under IAS 39) was $33 million, primarily due to the impact of forward-looking macroeconomic assumptions under the expected credit loss methodology. Total PCL as an annualized percentage of credit volume was 0.27%, or an increase of 2 bps, remaining at cyclical lows. Net impaired loans increased $6 million, or 1%. Net impaired loans as a percentage of total loans was 0.14%, compared with 0.14%, in the prior quarter.

Insurance claims and related expenses for the quarter decreased $40 million, or 7%, compared with the prior quarter, reflecting lower current year claims and changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, partially offset by less favourable prior years' claims development.

Non-interest expenses increased $39 million, or 2%, reflecting higher restructuring costs across a number of businesses.

The efficiency ratio for the quarter was 41.6%, compared with 42.1% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 8

TABLE 7: U.S. RETAIL
(millions of dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
Canadian Dollars	2018	2017	2017
Net interest income	$1,940	$1,872	$1,839
Non-interest income[1]	703	669	687
Total revenue	2,643	2,541	2,526
Provision for credit losses – impaired[2]	187	199	155
Provision for credit losses – performing[3]	60	4	102
Total provision for credit losses	247	203	257
Non-interest expenses – reported	1,447	1,529	1,434
Non-interest expenses – adjusted	1,442	1,503	1,434
Provision for (recovery of) income taxes – reported[1]	103	138	146
Provision for (recovery of) income taxes – adjusted[1]	104	148	146
U.S. Retail Bank net income – reported	846	671	689
U.S. Retail Bank net income – adjusted[4]	850	687	689
Equity in net income of an investment in TD Ameritrade – reported[1]	106	105	111
Equity in net income of an investment in TD Ameritrade – adjusted[1,5]	174	125	111
Net income – reported	$952	$776	$800
Net income – adjusted	1,024	812	800

U.S. Dollars
Net interest income	$1,533	$1,498	$1,381
Non-interest income[1]	555	534	517
Total revenue – reported	2,088	2,032	1,898
Provision for credit losses – impaired[2]	148	160	116
Provision for credit losses – performing[3]	47	3	77
Total provision for credit losses	195	163	193
Non-interest expenses – reported	1,144	1,222	1,077
Non-interest expenses – adjusted	1,140	1,201	1,077
Provision for (recovery of) income taxes – reported[1]	80	109	110
Provision for (recovery of) income taxes – adjusted[1]	81	117	110
U.S. Retail Bank net income – reported	669	538	518
U.S. Retail Bank net income – adjusted[4]	672	551	518
Equity in net income of an investment in TD Ameritrade – reported[1]	82	83	83
Equity in net income of an investment in TD Ameritrade – adjusted[1,5]	137	99	83
Net income – reported	$751	$621	$601
Net income – adjusted	809	650	601

Selected volumes and ratios
Return on common equity – reported	11.2%	9.3%	9.1%
Return on common equity – adjusted	12.0	9.7	9.1
Net interest margin[6]	3.19	3.18	3.03
Efficiency ratio – reported	54.8	60.1	56.7
Efficiency ratio – adjusted	54.6	59.1	56.7
Assets under administration (billions of dollars)	$19	$18	$18
Assets under management (billions of dollars)	65	63	60
Number of U.S. retail stores	1,244	1,270	1,257
Average number of full-time equivalent staff	26,168	26,094	26,037
1	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	PCL − impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
3	PCL − performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
4	Adjusted U.S. Retail Bank net income excludes the following items of note: Charges associated with the Bank's acquisition of Scottrade Bank in the first quarter 2018 – $5 million ($4 million after tax) or US$4 million (US$3 million after tax) and in the fourth quarter 2017 – $26 million ($16 million after tax) or US$21 million (US$13 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
5	Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note − the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the first quarter 2018 – $68 million or US$55 million after tax and in the fourth quarter 2017 – $20 million or US$16 million after tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
6	Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q1 2018 vs. Q1 2017

U.S. Retail reported net income for the quarter was $952 million (US$751 million), an increase of $152 million (US$150 million), or 19% (25% in U.S. dollars), compared with the first quarter last year. On an adjusted basis, net income for the quarter was $1,024 million (US$809 million), an increase of $224 million (US$208 million), or 28% (35% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 11.2% and 12.0% respectively, compared with 9.1% in the first quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Reported net income for the quarter from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $846 million (US$669 million) and $106 million (US$82 million), respectively. On an adjusted basis for the quarter, the U.S. Retail Bank and the Bank's investment in TD Ameritrade contributed net income of $850 million (US$672 million) and $174 million (US$137 million), respectively.

The reported contribution from TD Ameritrade of US$82 million decreased US$1 million, or 1% compared with the first quarter last year, primarily due to higher operating expenses and charges associated with the Scottrade transaction, offset by higher asset-based revenue and trading volumes. Adjusted contribution from TD Ameritrade was US$137 million, an increase of US$54 million, or 65%.

TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 9

U.S. Retail Bank reported net income of US$669 million for the quarter increased US$151 million, or 29%, due to higher loan and deposit volumes, higher interest rates, fee income growth, the benefit of the Scottrade transaction, and a lower corporate tax rate. U.S. Retail Bank adjusted net income of US$672 million increased US$154 million, or 30%.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,088 million, an increase of US$190 million, or 10%, compared with the first quarter last year. Net interest income increased US$152 million, or 11%, due to higher interest rates, growth in loan and deposit volumes, and the benefit of the Scottrade transaction. Net interest margin was 3.19%, an increase of 16 bps, primarily due to higher deposit margins. Non-interest income increased US$38 million, or 7%, reflecting fee income growth in personal banking and wealth management.

Average loan volumes increased US$7 billion, or 5%, compared with the first quarter last year due to growth in business and personal loans of 3% and 8%, respectively. Average deposit volumes increased US$19 billion, or 8%, reflecting 6% growth in personal deposit volumes, a 1% decline in business deposit volumes, and a 15% increase in sweep deposit volume primarily driven by the Scottrade transaction.

AUA were US$19 billion as at January 31, 2018, relatively flat compared with the first quarter last year. AUM were US$65 billion as at January 31, 2018, an increase of 8%, primarily due to positive market returns.

PCL for the quarter was US$195 million, an increase of US$2 million, or 1%, compared with the first quarter last year. PCL – impaired was US$148 million, an increase of US$32 million, or 28%, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios. PCL – performing was US$47 million, a decrease of US$30 million, or 39%, primarily reflecting a higher commercial allowance increase in the prior year. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.52% or a decrease of 2 bps. Net impaired loans, excluding ACI loans, were US$1.4 billion, a decrease of US$52 million, or 4%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1.0% as at January 31, 2018, a decrease of 0.1% compared with the first quarter last year.

Reported non-interest expenses for the quarter were US$1,144 million, an increase of US$67 million, or 6%, compared with the first quarter last year, reflecting higher investments in business initiatives, volume growth, and employee related costs, partially offset by productivity savings. On an adjusted basis, non-interest expenses increased US$63 million, or 6%.

The reported and adjusted efficiency ratios for the quarter were 54.8% and 54.6% respectively, compared with 56.7%, in the first quarter last year.

Quarterly comparison – Q1 2018 vs. Q4 2017

U.S. Retail reported net income of US$751 million increased US$130 million, or 21%, compared with the prior quarter, while adjusted net income of US$809 million increased US$159 million, or 24%. U.S. Retail Canadian dollar reported net income of $952 million increased $176 million, or 23%, while adjusted net income of $1,024 million increased by $212 million, or 26%. The reported and adjusted annualized ROE for the quarter was 11.2% and 12.0% respectively, compared to 9.3% and 9.7% in the prior quarter.

The reported contribution from TD Ameritrade of US$82 million decreased US$1 million, or 1%, compared with the prior quarter, primarily due to higher operating expenses and charges associated with the Scottrade transaction, offset by higher asset-based revenue and trading volumes. Adjusted contribution from TD Ameritrade was US$137 million, an increase of US$38 million, or 38%.

U.S. Retail Bank reported net income of US$669 million for the quarter increased US$131 million, or 24%, compared with the prior quarter, due to higher loan volumes and interest rates, fee income growth, lower expenses, and a lower corporate tax rate, partially offset by higher PCL. U.S. Retail Bank adjusted net income of US$672 million for the quarter increased US$121 million, or 22%.

Revenue for the quarter increased US$56 million, or 3%, compared with the prior quarter. Net interest income increased US$35 million, or 2%, due to higher deposit margins and growth in loan volumes. Net interest margin was 3.19%, an increase of 1 basis point, primarily due to higher deposit margins, partially offset by lower tax equivalent revenue due to U.S. tax reform. Non-interest income increased US$21 million, or 4%, primarily reflecting fee income growth in personal banking and wealth management.

Average loan volumes increased US$3 billion, or 2%, compared with the prior quarter, due to growth in business and personal loans of 1% and 2%, respectively. Average deposit volumes increased US$11 billion, or 4%, reflecting 2% growth in personal deposit volumes, a 1% decline in business deposit volumes, and a 10% increase in sweep deposit volume primarily driven by the Scottrade transaction.

AUA were US$19 billion as at January 31, 2018, relatively flat compared with the prior quarter. AUM were US$65 billion as at January 31, 2018, an increase of 4%, primarily due to positive market returns.

PCL for the quarter increased US$32 million, or 20%, compared with the prior quarter. PCL – impaired was US$148 million, a decrease of US$12 million due to lower provisions in the U.S. commercial portfolios. PCL – performing was US$47 million, an increase of US$44 million, primarily reflecting seasonal trends in the credit card and auto portfolios, elevated by balances migrating to Stage 2 where they are measured based on a lifetime expected credit loss. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.52% or an increase of 6 bps. Net impaired loans, excluding ACI loans, were US$1.4 billion, an increase of US$15 million, or 1%. Excluding ACI loans, net impaired loans as a percentage of total loans were relatively flat at 1.0% as at January 31, 2018.

Reported non-interest expenses for the quarter decreased US$78 million, or 6%, compared with the prior quarter, primarily due to higher seasonal charges in the prior quarter and lower charges associated with the Scottrade transaction. On an adjusted basis, non-interest expenses decreased US$61 million, or 5%.

The reported and adjusted efficiency ratios for the quarter were 54.8% and 54.6% respectively, compared with 60.1% and 59.1% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 10

TABLE 8: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Net interest income (TEB)	$329	$277	$393
Non-interest income[1,2]	546	417	464
Total revenue	875	694	857
Provision for (recovery of) credit losses – impaired[2,3]	–	–	(24)
Provision for (recovery of) credit losses – performing[4]	(7)	–	–
Total provision for (recovery of) credit losses[5]	(7)	–	(24)
Non-interest expenses	511	420	524
Provision for (recovery of) income taxes (TEB)[6]	93	43	90
Net income	$278	$231	$267

Selected volumes and ratios
Trading-related revenue (TEB)	$515	$311	$515
Gross drawn (billions of Canadian dollars)[7]	19.5	20.3	18.6
Return on common equity	20.1%	16.0%	17.5%
Efficiency ratio	58.4	60.5	61.1
Average number of full-time equivalent staff	4,027	4,043	3,929
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio under IAS 39 were recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Effective November 1, 2017, the accrual costs related to CDS used to manage Wholesale Banking's corporate lending exposure are recorded in non-interest income, previously reported as a component of PCL. The change in market value of the CDS, in excess of the accrual cost, continues to be reported in the Corporate segment.
3	PCL − impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
4	PCL − performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
5	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in Wholesale Banking was recorded in the Corporate segment.
6	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time adjustment to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
7	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, CDS, and allowance for credit losses relating to the corporate lending business.

Quarterly comparison – Q1 2018 vs. Q1 2017

Wholesale Banking net income for the quarter was $278 million, an increase of $11 million, or 4%, compared with the first quarter last year reflecting higher revenue and lower non-interest expenses, partially offset by a lower net recovery of credit losses. The annualized ROE for the quarter was 20.1%, compared with 17.5% in the first quarter last year.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $875 million, an increase of $18 million, or 2%, compared with the first quarter last year reflecting higher corporate lending, partially offset by lower equity underwriting.

PCL for the quarter was a net recovery of $7 million due to credit risk improvement in the oil and gas sector. There was no PCL – impaired in the quarter compared with a net recovery of $24 million in the first quarter last year related to counterparty-specific provisions in the oil and gas sector.

Non-interest expenses were $511 million, a decrease of $13 million, or 2%, compared with the first quarter last year reflecting the revaluation of certain liabilities for post-retirement benefits, partially offset by higher variable compensation as well as continued investments in client facing employees supporting the global rollout of Wholesale Banking's U.S. dollar strategy.

Quarterly comparison – Q1 2018 vs. Q4 2017

Wholesale Banking net income for the quarter increased $47 million, or 20%, compared with the prior quarter reflecting higher revenue and a reduction in the allowance for credit losses, partially offset by higher non-interest expenses and higher taxes. The annualized ROE for the quarter was 20.1%, compared with 16.0% in the prior quarter.

Revenue for the quarter increased $181 million, or 26%, compared with the prior quarter primarily reflecting higher trading-related revenue.

Non-interest expenses for the quarter increased $91 million, or 22%, compared with the prior quarter reflecting higher variable compensation, partially offset by the revaluation of certain liabilities for post-retirement benefits.

TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 11

TABLE 9: CORPORATE
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Net income (loss) – reported[1,2,3]	$(634)	$41	$(100)
Pre-tax adjustments for items of note[4]
Amortization of intangibles	85	78	80
Impact from U.S. tax reform[3]	48	–	–
Dilution gain on the Scottrade transaction	–	(204)	–
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[1]	–	–	(41)
Total pre-tax adjustments for items of note	133	(126)	39
Provision for (recovery of) income taxes for items of note[3]	(388)	19	14
Net income (loss) – adjusted	$(113)	$(104)	$(75)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(198)	$(182)	$(233)
Other	67	43	129
Non-controlling interests	18	35	29
Net income (loss) – adjusted	$(113)	$(104)	$(75)

Selected volumes
Average number of full-time equivalent staff	14,336	14,212	14,195
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio under IAS 39 were recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail and Wholesale Banking segments were recorded in the Corporate segment.
3	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write down of certain tax credit related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances and a $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments.
4	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q1 2018 vs. Q1 2017

Corporate segment's reported net loss for the quarter was $634 million, compared with a reported net loss of $100 million in the first quarter last year. Reported net loss increased primarily due to the impact from U.S. tax reform in the current quarter, gain on fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the prior year, and lower Other items and non-controlling interests in the current quarter, partially offset by lower net corporate expenses in the current quarter. The lower contribution from Other items was largely due to higher revenue from treasury and balance sheet management activities in the first quarter last year. Net corporate expenses were lower largely due to timing of certain expenses in the first quarter this year. Adjusted net loss was $113 million, compared with an adjusted net loss of $75 million in the first quarter last year.

Quarterly comparison – Q1 2018 vs. Q4 2017

Corporate segment's reported net loss for the quarter was $634 million, compared with a reported net income of $41 million in the prior quarter. Reported net loss increased primarily due to the impact from U.S. tax reform in the current quarter, the dilution gain on the Scottrade transaction in the prior quarter, and lower non-controlling interests and higher net corporate expenses in the current quarter, partially offset by higher Other items in the current quarter. Higher contribution from Other items was primarily due to higher revenue from treasury and balance sheet management activities this quarter. Net corporate expenses were higher largely due to the positive impact of tax adjustments in the prior quarter. Adjusted net loss was $113 million, compared with an adjusted net loss of $104 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 12

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca.en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view this first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on March 1, 2018. The call will be audio webcast live through TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at https://www.td.com/investor-relations/ir-homepage/financial-reports/quarterly-results/qr-2018.jsp on March 1, 2018, by approximately 12 p.m. ET. A listen-only telephone line is available at 647-794-1830 or 1-800-289-0438 (toll free) and the passcode is 2355067.

The audio webcast and presentations will be archived at https://www.td.com/investor-relations/ir-homepage/financial-reports/quarterly-results/qr-2018.jsp. Replay of the teleconference will be available from 6 p.m. ET on March 1, 2018, until 6 p.m. ET on March 30, 2018, by calling 647-436-0148 or

1-888-203-1112 (toll free). The passcode is 2355067.

Annual Meeting

Thursday, March 29, 2018

Design Exchange

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had $1.3 trillion in assets on January 31, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Alison Ford, Manager, Media Relations, 416-982-5401

TD BANK GROUP • FIRST QUARTER 2018 • EARNINGS NEWS RELEASE	Page 13